Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 37 to Registration Statement No. 2-64782 on Form N-1A of our report dated October 29, 2009, relating to the financial statements and financial highlights of Morgan Stanley High Yield Securities Inc. (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended August 31, 2009, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Other Service Providers - Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

New York, New York

December 21, 2009